Exhibit 21

SUBSIDIARIES OF CONAGRA BRANDS, INC.

Conagra Brands, Inc. is the parent corporation owning, directly or indirectly, 100% of the voting securities of the following subsidiaries principally engaged in the production and distribution of food products as of May 31, 2026:

Subsidiary	Jurisdiction of Formation

Conagra G&S (CAG), LLC	Delaware

Conagra Brands Canada Inc. / Marques Conagra Canada Inc.	Canada

Conagra Consolidated, LLC	Delaware

Conagra Foods AM Holdings LP	Delaware

Conagra Foods RDM, LLC	Delaware

ConAgra Foods Enterprise Services, Inc.	Delaware

ConAgra Foods Export Company, Inc.	Delaware

ConAgra Foods Mexico, S.A. de C.V.	Mexico

ConAgra Foods Packaged Foods, LLC	Delaware

ConAgra Foods Sales, LLC	Delaware

ConAgra Funding, LLC	Delaware

The corporations listed above are included in the consolidated financial statements, which are a part of this report.